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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1.	Name and Address of Reporting Person* (Last, First, Middle)	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Sokol, Barbara K.		Bancinsurance Corporation BCIS
	250 East Broad Street 10th Floor	4.	Statement for Month/Day/Year				5.	If Amendment, Date of Original (Month/Day/Year)
			October 17, 2002
	(Street)	6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	Columbus, OH 43215 (City) (State) (Zip)		☐	Director	☒	10% Owner		☒ Form filed by One Reporting Person
			☐	Officer (give title below)				☐ Form filed by More than One Reporting Person
			☐	Other (specify below)

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2a.	Deemed Execution Date, if any. (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned Following Reported Transactions(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	Common Shares		10/17/02				G(1)	V		69,206	D			133,017		I		(2)

	Common Shares													321,192		D

	Common Shares													324,976		I		(3)

	Common Shares													1,750,000		I		By Falcon Equity Parners, L.P. (4)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3a.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

Explanation of Responses:

(1)	On October 17, 2002, as trustee of a trust for the benefit of her son, John S. Sokol, and in accordance with the terms of the trust agreement, Barbara K. Sokol distributed 69,206 BCIS common shares to John S. Sokol.

(2)	These BCIS common shares are beneficially owned by Barbara K. Sokol, as trustee of trusts for the benefit of her three children. As trustee, Barbara K. Sokol is empowered to exercise all rights with regard to such BCIS common shares, revoke the trusts and amend the trusts.

(3)	These BCIS common shares are owned of record by Simon Sokol, Barbara K. Sokol’s husband. Barbara K. Sokol disclaims beneficial ownership of such BCIS common shares, and the filing of this report is not an admission that Barbara K. Sokol is the beneficial owner of such BCIS common shares for the purposes of Section 16 or for any other purpose.

(4)	These BCIS common shares are owned by Falcon Equity Partners, L.P. (“Falcon L.P.”), an Ohio limited partnership whose partners are members of the Simon Sokol family. Barbara K. Sokol holds a 37.1 percentage interest in Falcon L.P., and disclaims beneficial ownership of BCIS common shares shown as held by Falcon L.P., except to the extent of her pecuniary interest therein.

Barbara K. Sokol	10-17-02
/s/ Sally J. Cress as Attorney-in-Fact **Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.